April 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.
Registration Statement on Form S-1 (File No. 333-202706)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as representatives of the several underwriters of The Habit Restaurants, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m., Eastern Time, on April 9, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, please be advised that we expect to distribute approximately 5,400 copies of the preliminary prospectus dated April 7, 2015 to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

PIPER JAFFRAY & CO.

ROBERT W. BAIRD & CO. INCORPORATED

WELLS FARGO SECURITIES, LLC

As Representatives of the several underwriters

PIPER JAFFRAY & CO.		ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Christie L. Christina	By:	/s/ Michael Wilcox
	Name: Christie L. Christina		Name: Michael Wilcox
	Title: Managing Director		Title: Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director